

Byron Sullivan, MBA 🔊 · 3rd

Accounting and finance professional looking to help an organization by utilizing innovation, and systems management

Washington DC-Baltimore Area · Contact info

500+ connections

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🌐 National Trust for Historic Preservation

🎓 University of Maryland University College

Experience

Senior Accounting Operations Analyst
National Trust for Historic Preservation · Full-time
Aug 2020 – Present · 1 yr 1 mo
Washington, District of Columbia, United States

Manager of Finance and Operations
Auto Alliance (Alliance of Automobile Manufacturers) · Full-time
Jun 2017 – Mar 2020 · 2 yrs 10 mos
Washington, District of Columbia

Support Vice-President of Operations and Finance in conducting a detailed internal SWOT analysis to achieve a noticeable increase in employee and technological productivity with a combination of analytical, systematic, and creative thinking in areas including finance, employee travel booking, IT, and human resources. Monitored expenditure and financial performance. ...see more

Staff Accountant & IT Coordinator
Berliner Specialty Distributors · Full-time
Jul 2016 – Jun 2017 · 1 yr
Hyattsville, MD

Collaborated with the Finance Controller on all month ending tasks which included: reconciling cash, producing commission reports, and reconciling general ledger accounts. Prepared financial data and analysis reports on weekly, bi-weekly, and monthly intervals for Director of Operations (DOO) – reports included: weekly aging reports, "partners in profit" analysis report, and ...see more

🍦 Berliner Specialty Distributors - Ice Crea...

Staff Accountant & IT Coordinator
Entertainment Software Association · Full-time
Apr 2013 – Jul 2016 · 3 yrs 4 mos
Washington D.C. Metro Area

Collaborated closely with Chief Financial Officer (CFO) and Senior Accountant on gathering applicable financial reports for annual internal and external audits. Analyzed content and financials within incoming and outing business proposal documents on behalf of the CFO – prepared detailed cost analysis report highlighting and consulting leadership on facts a ...see more

🎬 The Entertainment Software Association

Accounting Associate
Arabella Advisors · Contract
Dec 2012 – Mar 2013 · 4 mos
Washington, DC

Executed collaborative financial reporting tasks in support of Comptroller and Senior Accountant. Ensured effective records maintenance and organization of records. Collaborated with payroll to develop payroll documentation regarding best practices and processes. ...see more

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Education

University of Maryland University College
Master of Business Administration (M.B.A.), Business Administration and Management

University of Maryland Eastern Shore
Bachelor of Science Degree, Business Administration, General - Accounting,marketing &financ
Activities and Societies: Member Of Kappa Alpha Psi Fraternity Inc., Positions held: Sergeant at arms

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Skills & endorsements

Accounts Payable · 39
Endorsed by LUIGGI DELFINO and 1 other who is highly skilled at this
Endorsed by 2 of Byron's colleagues at Entertainment Software Association

Microsoft Excel · 28
Endorsed by 2 of Byron's colleagues at Entertainment Software Association
☑ LinkedIn Skill Assessment badge

Accounting · 24
Endorsed by LUIGGI DELFINO, who is highly skilled at this
Endorsed by 3 of Byron's colleagues at TRANSIT EMPLOYEES FEDERAL CREDIT UNION

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Recommendations

Received (3)   Given (2)

 **Yvonne Watts**
MBA, Member of PMI
November 18, 2016, Yvonne and
Byron were students together

Byron is very dedicated to his cause. While attending classes with
him, he showed his determination to be successful in our studies
to achieve the highest degree of understanding all while
maintaining his professional and personal life. He was always
helpful and polite, willing to work with anyone.

 **Robert Sevilla**
Sr. Financial Reporting and
Systems Specialist at SEIU
May 24, 2012, Robert was senior
to Byron but didn't manage
directly

Byron is a dedicated, hard working employee who goes above
and beyond the scope of his duties. He's willing to learn anything
that is given to him. Works very well independently and within a
group setting.

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Accomplishments

3 Projects
Concur Travel & Expense Implementation • Implementation of Internship Program • Visa Credit Card
Conversion Project

2 Languages
English • Spanish

1 Honor & Award